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Exhibit 99.1

March 29, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Marten Transport, Ltd. File No. 0-15010

Ladies and Gentlemen:

        Arthur Andersen LLP has represented to Marten Transport, Ltd. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Yours very truly,
/s/ Darrell D. Rubel Darrell D. Rubel Marten Transport, Ltd. Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Director

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  Exhibit 99.1